(h)(8)
FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT
     This Fee Waiver and Expense Assumption Agreement (the “Agreement”) made this 28th day of October, 2010, by and between Quaker Investment Trust, a Massachusetts business trust (the “Trust”), on behalf of the Quaker Event Arbitrage Fund (the “Fund”), and Quaker Funds, Inc., a Pennsylvania corporation (the “Adviser”).
     WHEREAS, the Adviser has entered into an Investment Advisory Agreement with the Trust, on behalf of the Fund (the “Advisory Agreement”), pursuant to which the Adviser provides various services for the Fund, and for which the Adviser is compensated based on the Fund’s average net assets;
     WHEREAS, the Fund was created for the purpose of reorganizing the assets and liabilities (the “Reorganization”) of the Pennsylvania Avenue Event-Driven Fund into the Fund; and
     WHEREAS, the Fund, as the surviving entity in the Reorganization, and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to enter into the Agreement in connection with the operation of the Fund as described below.
     NOW, THEREFORE, the parties hereto agree as follows:
1.	Fee Waiver by Adviser. The Adviser has agreed to waive its management fees and/or assume expenses to the extent necessary to reduce the Fund’s expenses (excluding 12b-1 fees) (“Fund Expenses”) when they exceed 1.74% of the Fund’s average daily net assets (the “Annualized Expense Ratio”).

2.	Duty to Reimburse Adviser. If, at any time, the Fund’s annualized expenses are less than the Annualized Expense Ratio, the Trust, on behalf of the Fund, shall reimburse the Adviser for any fees previously waived and/or expenses previously assumed; provided, however, that the repayment shall be payable only to the extent that it: (a) can be made during the three years following the time at which the Adviser waived fees or assumed expenses for the Fund under this Agreement; and (b) can be repaid without causing the Fund Expenses to exceed the Annualized Expense Ratio.

3.	Assignment. No assignment of this Agreement shall be made by the Adviser without the prior consent of the Trust.

4.	Duration and Termination. This Agreement shall continue in effect from October 28, 2010 until October 28, 2011. The Adviser shall retroactively apply the fee waiver to any applicable fees accrued during the period from July 1, 2010 to October 27, 2010. This Agreement shall automatically terminate upon the termination of the Advisory Agreement or, with respect to the Fund, in the event of its merger or liquidation.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first-above written.

QUAKER FUNDS, INC.		QUAKER INVESTMENT TRUST

By:	/s/ Justin Brundage	By:	/s/ Jeffry H. King
Name:	Justin Brundage	Name:	Jeffry H. King
Title:	President	Title:	Chairman